Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ In Millions)

	Three Months Ended June 30, 2014		Six Months Ended June 30, 2014
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$59		$112
One-Third of Rents, Net of Income from Subleases	7		14

Total Fixed Charges	$66		$126

Earnings:
Income Before Income Taxes	$606		$1,044
Fixed Charges	66		126

Total Earnings	$672		$1,170

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	10.18	x	9.29	x

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$108		$208
One-Third of Rents, Net of Income from Subleases	7		14

Total Fixed Charges	$115		$222

Earnings:
Income Before Income Taxes	$606		$1,044
Fixed Charges	115		222

Total Earnings	$721		$1,266

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	6.27	x	5.70	x